Exhibit 10.6
                            Lawrence B. Seidman, Esq.
                              Koll Executive Center
                                 100 Misty Lane
                                 P. O. Box 5430
                              Parsippany, NJ 07054
                                January 25, 2002

David M. Mandelbaum, Esq.
Mandelbaum & Mandelbaum
80 Main Street
West Orange, NJ 07052

Dear David:

     The following are the terms and conditions in reference to the investment account for the prchase of publicly traded bank and thrift stocks:

     1. A brokerage account will be opened at Bear Stearns & Company in the name of Kerrimatt L.P.

     2. The account will be a discretionary account with Larry Seidman having a revocable Power of Attorney to buy and sell stock in said account provided all funds deposited into the account are for Kerrimatt L.P. and all stock purchased in the account is in the name of Kerrimatt L.P.

     3. The account will be funded with a maximum of $2,000,000 and will not be margined.

     4. Only shares of publicly traded bank and thrift stocks with their principal operations located in New Jersey may be purchased. I will notify David Mandelbaum, in writing, when I commence the purchase of the stock of any individual entity.

     5. Kerrimatt L.P. shall have the right to terminate the relationship on September 27, 2003 or in the event of a breach by Larry Seidman of this Agreement.

     6. Upon such termination, my discretion shall be terminated automatically

     7. My compensation shall be 1/4 of 1% of the value of the assets in the account computed as of the last day of each calendar quarter, but not to exceed $12,500 per quarter. An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be

Michael J. Mandelbaum, Esq.
September 28, 2001
Page 2




the two year anniversary date or later if agreed to between the parties. 100% of all funds shall go to Kerrimatt L.P. until 100% of the capital plus a 8% annual noncumulative return (the "Hurdle") is returned, and then the division shall be 80% to Kerrimatt L.P. and 20% to Larry Seidman.

          8. Net profits, if any in excess of the hurdle, shall be defined to be the amount earned in the account without regard to a "Hurdle" or without regard to cash dividends. Cash dividends shall be the property of Kerrimatt L.P. and shall not be included in net profits

          9. I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.

          10. In the event any portion of this agreement is not in compliance with law, then Kerrimatt L.P. shall have the sole right to terminate this letter, and an accounting shall be done based upon the above quoted administrative fee and profit participation to the date of the termination.

                                                     Very truly yours,

                                                     /ss/ Lawrence B. Seidman


                                                     LAWRENCE B. SEIDMAN


AGREED AND ACCEPTED:

KERRIMATT L.P.

/ss/David Mandelbaum
-------------------------------------
By: David Mandelbaum, General Partner